Delisting Determination, The Nasdaq Stock Market, LLC, September 8, 2023, 9 Meters Biopharma, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of 9 Meters Biopharma, Inc. (the Company), effective at the opening of the trading session on September 18, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1. The Company was notified of the Staff determination on July 17, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on July 26, 2023. The Staff determination to delist the Company securities became final on July 26, 2023.